EXHIBIT 77.H


77.H	CHANGES IN CONTROL OF REGISTRANT


Short Term Bond Fund (series #04):

Oregon Health Science University Foundation  (18.1%)


Because of their shareholdings, the above shareholder has ceased a controlling interest in the above series of CMC Fund Trust. The controlling interest is subject to change based upon the purchases and sales of the controlling shareholder and other shareholders within each of the Funds.